# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001231919-25-000627
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,953,467; sole dispositive power 0; shared dispositive power 1,953,467; aggregate amount beneficially owned 1,953,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 34,543,561 shares of Common Stock outstanding on February 9, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 10, 2026.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,953,467; sole dispositive power 0; shared dispositive power 1,953,467; aggregate amount beneficially owned 1,953,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 34,543,561 shares of Common Stock outstanding on February 9, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 10, 2026.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,953,467; sole dispositive power 0; shared dispositive power 1,953,467; aggregate amount beneficially owned 1,953,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 34,543,561 shares of Common Stock outstanding on February 9, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 10, 2026.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G/A is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 1,953,467 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 0 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 0 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain prefunded warrants to acquire shares of Common Stock (the "Pre-Funded Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Pre-Funded Warrants to purchase 7,557,258 shares of Common Stock, (ii) FLS XI holds Pre-Funded Warrants to purchase 70,668 shares of Common Stock, and (iii) FLS XII holds Pre-Funded Warrants to purchase 886,335 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Pre-Funded Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G/A (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (05/12/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (05/12/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (05/12/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (05/12/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (05/12/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (05/12/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (05/12/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (05/12/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (05/12/2026)